UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Diebold Nixdorf, Incorporated
(Name of Issuer)

Common Shares
(Title of Class of Securities)

253651202
(CUSIP Number)

Erik A. Vayntrub Capital World Investors 333 South Hope Street, 55th Floor Los Angeles, CA 90071 (213) 486-9108
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

March 7, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ _ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS

Capital World Investors
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[ _ ]
		(b)	[ _ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)		[ _ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
12,185,676
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER

12,185,676
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12,185,676
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[ _ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

32.4%(1)
14	TYPE OF REPORTING PERSON

IA

(1)	The calculation of the percentage of the class beneficially owned by the reporting person is based on 37,566,678 Common Shares (as defined in Item 1 below) outstanding as of March 3, 2024, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 8, 2024.

CUSIP No. 253651202	13D	Page 3 of 5

AMENDMENT NO. 2 TO SCHEDULE 13D

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed on August 21, 2023, as amended by Amendment No. 1 thereto filed on October 24, 2023 (as amended, the “Schedule 13D”) on behalf of Capital World Investors (“CWI” or the “Reporting Person”), a division of Capital Research and Management Company (“CRMC”), a Delaware corporation, as well as its investment management subsidiaries and affiliates Capital Bank and Trust Company, Capital International, Inc., Capital International Limited, Capital International Sarl, Capital International K.K., Capital Group Private Client Services, Inc., and Capital Group Investment Management Private Limited (together with CRMC, the “investment management entities”), relating to the common shares, $0.01 par value per share (the “Common Shares”), of Diebold Nixdorf, Incorporated, a Delaware corporation (the “Issuer”). Each Item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D. Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 2 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The information contained in Item 5(a) of the Schedule 13D is hereby amended and restated as follows:

(a) The aggregate number of Common Shares to which this Schedule 13D relates is 12,185,676 Common Shares held as of the close of business on March 11, 2024. The foregoing percentage is calculated based on 37,566,678 Common Shares outstanding as of March 3, 2024, as reported in the Issuer’s Annual Report on Form 10-K, filed with the SEC on March 8, 2024.

The information contained in Item 5(c) of the Schedule 13D is hereby amended to add the following:

(c)

The following table describes all transactions in the Common Shares by the CWI Clients that were effected during the sixty days prior to the filing of this Amendment No. 2. All of these transactions were effected in the open market or through block trades through a broker. The CWI Clients undertake to provide to provide to the staff of the Securities and Exchange Commission, upon request, full information regarding the number of shares sold at each separate price within the ranges set forth in footnotes (1) through (6).

Date of Transaction	Transaction	Number of Common Shares Transacted	Price Per Share
2/22/2024	Sell	60,920	$34.3396 (1)
2/23/2024	Sell	99,723	$34.2081 (2)
2/26/2024	Sell	25,000	$35.0000
2/27/2024	Sell	94	$34.1000
2/28/2024	Sell	5,000	$32.5147
2/29/2024	Sell	17,381	$33.2536 (3)
3/1/2024	Sell	41,605	$33.0035
3/4/2024	Sell	42,139	$33.1842 (4)
3/5/2024	Sell	28,519	$33.0204 (5)
3/6/2024	Sell	627	$33.0000
3/7/2024	Sell	67,818	$33.1751 (6)
3/8/2024	Sell	2,274	$33.8405

(1)	The price reported is a weighted average price. These Common Shares were sold in multiple transactions at prices ranging from $34.1700 to $34.5001, inclusive.

(2)	The price reported is a weighted average price. These Common Shares were sold in multiple transactions at prices ranging from $33.9162 to $34.4759, inclusive.

(3)	The price reported is a weighted average price. These Common Shares were sold in multiple transactions at prices ranging from $33.1621 to $33.2584, inclusive.

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(4)	The price reported is a weighted average price. These Common Shares were sold in multiple transactions at prices ranging from $33.0837 to $33.2531, inclusive.

(5)	The price reported is a weighted average price. These Common Shares were sold in multiple transactions at prices ranging from $33.0019 to $33.1520, inclusive.

(6)	The price reported is a weighted average price. These Common Shares were sold in multiple transactions at prices ranging from $33.1521 to $33.2564, inclusive.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CAPITAL WORLD INVESTORS /s/ Erik A. Vayntrub
Erik A. Vayntrub
(Name)
Senior Vice President and Senior Counsel, Fund Business Management Group, Capital Research and Management Company
(Title)
March 11, 2024
(Date)